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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PERCIVAL FINANCIAL PARTNERS,LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 VILLAGE SQUARE, SUITE 252
(No. and Street)

BALTIMORE	MD	21210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH P TAYLOR, SR. (410) 323-5333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF BORGERS, CPA, PC
(Name – *if individual, state last, first, middle name*)

5400 W CEDAR AVENUE	LAKEWOOD	CO	80226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KENNETH P TAYLOR, SR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PERCIVAL FINANCIAL PARTNERS,LTD, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER OLIVIA LAKE
Notary Public
State of Maryland, Baltimore City
My Commission Expires July 3, 2020

Signature

Kenneth P Taylor, Sr.- President/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERCIVAL FINANCIAL PARTNERS, LTD.
DECEMBER 31, 2017
CONTENTS

BFBorgers CPA PC
Certified Public Accountants
www.bfbcpa.us

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Percival Financial Partners, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Percival Financial Partners, Ltd. (the "Company") as of December 31, 2017, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in Supplemental Schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants

We have served as the Company's auditor since 2018
Lakewood, CO
March 12, 2018

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents (Note 1)	$	70,658
Accounts Receivable (Notes 1 and 2)		11,139
Officer and Shareholder Receivables (Note 3)		1,139,406
Prepaid Expenses		21,910
TOTAL CURRENT ASSETS		1,243,113
FIXED ASSETS (Note 4)		
Furniture		27,176
Office Equipment		85,457
Leasehold Improvements		9,310
TOTAL FIXED ASSETS , at cost		121,943
ACCUMULATED DEPRECIATION (Note 4)		(118,592)
TOTAL FIXED ASSETS, net		3,351
OTHER ASSETS		
Organizational Expense (net of $2,500 of accumulated amortization)		-
TOTAL OTHER ASSETS		-
TOTAL ASSETS		1,246,464

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
CURRENT LIABILITIES		
Accounts Payable (Note 1)	$	84,688
Payroll Taxes Payable		-
Pension Payable (Note 9)		20,559
TOTAL CURRENT LIABILITIES		105,247
TOTAL LIABILITIES		105,247
STOCKHOLDER'S EQUITY		
Common Stock, $1 Par Value		
(75,000 shares authorized; 50,000 shares issued and outstanding)		50,000
Contributed Capital In Excess of Par		275,500
Retained Earnings		815,717
TOTAL STOCKHOLDERS' EQUITY		1,141,217
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,246,464

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF INCOME AND RETAINED EARNINGS
AS OF DECEMBER 31, 2017

COMMISSION INCOME	$	3,105,642
COST OF COMMISSIONS		
Execution Expense		39,774
Clearance Expense		24,906
Fees Expense		160
TOTAL COST OF COMMISSIONS		64,840
GROSS PROFIT		3,040,802
OPERATING EXPENSES (See Schedule)		2,282,231
NET INCOME (LOSS) FROM OPERATIONS		758,571
OTHER INCOME (EXPENSE)		
Dividend and Interest Income		38,658
Miscellaneous Income		75
TOTAL OTHER INCOME		38,733
NET INCOME		797,304
RETAINED EARNINGS, Beginning		942,500
Prior Period Adjustment - Non-Recurring Chargees - 2016 (Note 10)		(424,087)
S Corporation Distributions		(500,000)
RETAINED EARNINGS, Ending	$	815,717

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
AS OF DECEMBER 31, 2017

CASH FLOW FROM OPERATING ACTIVITIES:	
Net Income	797,304
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:	
Prior Period Adjustment - Non-Recurring	(424,087)
Depreciation	846
Dividend and Interest Income	(38,658)
Increase in Accounts Receivable	(9,714)
Decrease in Prepaid Expenses	22,043
Decrease in Accounts Payable	44,440
Increase in Payroll Taxes Payable	-
Increase in Pension Payable	(15,708)
Total Adjustments	(420,838)
Net Cash Provided By Operating Activities	376,466
CASH FLOWS FROM INVESTING ACTIVITIES:	
Dividend and Interest Income	38,658
Increase in Employee Receivables	(41,859)
Acquisition of Fixed Assets (Net of Disposition)	-
S Corporation Distributions	(500,000)
Rounding	-
Net Cash Flows From Investing Activities:	(503,201)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Cash Flows From Financing Activities	-
NET INCREASE IN CASH	(126,735)
CASH AND CASH EQUIVALENTS, BEGINNING	197,393
CASH AND CASH EQUIVALENTS, ENDING	70,658
Interest Actually Paid	-
Taxes Actually Paid	-
$	%

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
AS OF DECEMBER 31, 2017

	Common Stock	Contributed Capital in Excess of Par	Retained Earnings
Beginning Balance	50,000	$ 275,500	$ 942,500
Prior Period Adjustment (Note 10)			(424,087)
Additions	0	0	0
Reductions	0	0	(500,000)
Net Income	0	0	797,304
Ending Balance	50,000	$ 275,500	$ 815,717

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization ,

Percival Financial Partners, Ltd. was formed under Maryland law pursuant to Articles of Incorporation dated August 16, 1996. The Company provides services as an Introducing Broker subject to licensing under the Financial Industry Regulatory Authority, Inc., or FINRA. The Company controls no custodial accounts of its clients. Currently all trades are performed (by contractual agreement) through Hilltop Securities, Inc. (see Note 5 below).

In 2014, the Company began performing transition management services and retained Cowen and Company, LLC to assist in the provision of these services (see Note 5 below).

The majority of clients, both as a function of number and volume, are either institutional clients or institutional-based money management firms managing investment portfolios on behalf of their national clients. In the event counterparties do not fulfill their obligations the Company may be at risk. The risk of default by these counterparties depends on the credit worthiness of the counterparty or issuer of the security. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Kenneth P. Taylor, Sr. is the 100% shareholder of the Company.

Accounting Method

Percival Financial Partners, Ltd. utilizes the accrual method of accounting in determining revenue and expenses. Under this method, revenue is recognized when earned and expenses charged when incurred. Commissions are recorded upon the trade date basis.

Cash Equivalents

Cash equivalents include those securities that have short-term maturity dates of less than three months.

Fixed Assets

Fixed assets are stated at cost. Depreciation is provided for in amounts sufficient to allocate the cost of the depreciable assets to operations over their estimated useful lives ranging from three to seven years.

Income Taxes

The Company elected S Corporation status under the Internal Revenue Code and, as such, is not taxed on its income. All elements of income or loss are reflected on the individual income tax returns of its stockholder.

Note 2 - ACCOUNTS RECEIVABLE

All accounts receivable were collected within the first 15 days of January, 2018, hence, the allowance for doubtful accounts as of December 31, 2017 was $0.

Note 3 - OFFICER AND SHAREHOLDER RECEIVABLES

As of December 31, 2017, the Company had an outstanding balance on a revolving loan receivable from Kenneth P. Taylor, Sr. of $1,139,406 bearing interest at the rate of 4.48% per annum.

Note 4 - FIXED ASSETS

The components of fixed assets at December 31, 2017 are summarized as follows:

ASSET	COST	ACCUMULATED DEPRECIATION	BOOK VALUE
Furniture and Fixtures	$ 27,176	$ 27,176	$ 0
Office Equipment	85,457	84,766	691
Leasehold Improvements	9,310	6,650	2,660
Total Fixed Assets - Cost	$121,943	$118,592	$ 3,351

Depreciation expense for the year ended December 31, 2017 was $846.

Note 5 - LEASE COMMITMENT

Percival Financial Partners, Ltd. leased its office space from The Village at Cross Keys, Inc. under a 6 year 9 month operating lease expiring September 30, 2017. The lease was amended on June 9, 2016 and extended through December 31, 2022. The lease expense through the maturity of the lease is as follows:

YEAR ENDED DECEMBER 31,	AMOUNT
2018	61,790
2019	64,262
2020	66,832
2021	69,505
2022	72,286
TOTAL	$334,675

Note 6 - OTHER COMMITMENTS

On May 13, 2013, the Company entered into an initial four-year agreement with Hilltop Securities, Inc. (previously known as Southwest Securities, Inc.) to provide trading and brokerage services. Trading and clearing of securities with Hilltop Securities, Inc. began on August 13, 2013. At the end of the initial term, this agreement automatically renews under the same terms for one year. The Company has no intention of terminating this agreement in 2018.

Termination fees associated with early termination of this agreement with Hilltop Securities, Inc. include reasonable expenses incurred by Hilltop Securities, Inc. to convert customer accounts from Apex Clearing Corporation (an amount not quantified by Hilltop Securities, Inc. at this time but not deemed to be material), standard expenses for clearing and execution services waived by Hilltop Securities, Inc. to offset the Company's conversion costs (estimated to be $0) and payments made by Hilltop Securities, Inc. to the Company or Apex Clearing Corporation to offset conversion expenses incurred by the Company for the conversion of their customer accounts to Hilltop Securities, Inc. (an amount estimated to be $0).

During 2017, the Company utilized the services of Cowen and Company, LLC to assist in transition management services. There are no termination fees associated with this agreement.

Note 6 - OTHER COMMITMENTS (Concluded)

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. These services are provided by Hilltop Securities, Inc. and Cowen and Company, LLC. This maintains the Company's compliance with the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Note 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017 the Company had net capital of $56,372, aggregate indebtedness of $105,247 with a percentage of aggregate indebtedness to net capital of 186.70%.

Note 8 - RESERVE REQUIREMENTS COMPLIANCE WITH SEC RULE 15c3-3

The Company complied with the requirements under SEC Rule 15c3-3 relating to reserve requirements, possession or control for the eleven months ended November 30, 2016. The Company is subject to the provisions of the (k)(2)(ii) exemption from SEC Rule 15c3-3 per the original agreement executed with the FINRA. Copies of this agreement are available upon request.

Note 9- RETIREMENT PLANS

The Company instituted a 401(k) Plan during the year ended December 31, 2003. The plan is a discretionary, employee salary deferral type plan that requires a 3% non-elective matching contribution by the company. For the year ended December 31, 2017 this contribution is $20,559.

Note 10 - PRIOR PERIOD ADJUSTMENTS FOR NON-RECURRING CHARGES

Subsequent to the date of the issuance of its financial statements for the year ended December 31, 2016 the Company was allowed a deduction of $424,087 for non-recurring settlement charges in connection with its transition management services business. This adjustment was allowed on its FOCUS and SSOI reports for December 31, 2016. This adjustment had no effect on its Net Capital or Aggregate Indebtedness for December 31, 2016.

SUPPLEMENTAL SCHEDULES

PERCIVAL FINANCIAL PARTNERS, LIMITED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2017
AS OF DECEMBER 31, 2017

Computation of Net Capital

Total Stockholder's Equity	$ 1,141,217
Deduct: Stockholder's Equity not Allowable for Net Capital	0
Stockholder's Equity Qualified for Net Capital	1,141,217
Add: Liabilities Subordinated to Claims of General Creditors	0
Total Capital and Allowable Subordinated Liabilities and Credits	1,141,217
Deductions and/or Charges:	
Non-Allowable Assets :	
Cash - FINRA Clearing Account	347
Accounts Receivable Not Collected Within 30 Days	0
Furniture (Cost $27,176 less $27,176 Accumulated Depreciation)	0
Office Equipment (Cost $85,457 less $83,537 Accumulated Depreciation)	691
Leasehold Improvements (Cost $9,310 less $5,764 Accumulated Depreciation)	2,660
Other Assets	1,161,316
Total Non-Allowable Assets	1,165,014
Total Deductions and/or Charges:	1,165,014
Net Capital Before Haircuts on Securities Positions	-23,797
Haircuts on Securities Positions	1,001
Total Haircuts on Securities Positions	1,001
Net Capital	-24,798
Total Aggregate Indebtedness	
Accounts Payable	84,688
Payroll Taxes Payable	0
Payable Pension	20,559
Total Aggregate Indebtedness	105,247
Percentage of Total Aggregate Indebtedness to Net Capital	-424.41%

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT

The notes to the financial statements are an integral part of this statement

Computation of Basic Net Capital Requirement

Net Capital per Above	$	-24,798
Minimum Net Capital Required (6 2/3% of Aggregaste Indebtedness)		7,016
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer		5,000
Net Capital Requirement of Reporting Broker per NASO Agreement		7,016
Excess Net Capital		-31,814
Net Capital less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital		-35,322

Reconciliation with Company's Computation

Net Capital per Company's FOCUS Report	-24,798
Add:	
Deduct:	
Net Capital per Above	-24,798

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT

The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2017

OPERATING EXPENSES		
Advertising & Promotion	$	35
Automobile		22,647
Bank Service Charges		2,058
Commissions		372,249
Consulting Expense		357,118
Contributions		48,917
Delivery, Courier and Postage		1,269
Depreciation		846
Dues, Subscriptions, and Publications		243,049
Employee Benefits		135,881
Entertainment		23,672
Errors and Ommissions Insurance		97,561
Insurance		15,093
Legal and Accounting		71,138
Office Expense		14,970
Payroll Services		5,301
Payroll Taxes		45,305
Pension Expense		20,559
Rent and Occupancy Expense (Note 4)		59,413
Research		21,666
Salaries, Wages and Bonuses		648,437
Salaries – Officer		21,300
Taxes and Licenses		1,943
Telephone and Communication		19,407
Travel		32,397
TOTAL OPERATING EXPENSES	$	2,282,231

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
SCHEDULES II AND III
FOR THE YEAR ENDED DECEMBER 31, 2017

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 1Sc3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

PERCIVAL FINANCIAL PARTNERS, LIMITED
EXEMPTION REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

The Board of Directors and Shareholders of Percival Financial Partners, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Percival Financial Partners, LTD.'s identified the following provisions of 17 C.F.R. §15c3-3(k) under which Percival Financial Partners, LTD. claimed an exemption from 17 C.F.R. §240.156-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof and (2) Percival Financial Partners, LTD. stated that Percival Financial Partners, LTD. met the identified exemption provisions throughout the most recent fiscal year without exception. Percival Financial Partners, LTD.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Percival Financial Partners, LTD.'s compliance with the exemption provisions. A review is substantially less In scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(1) of Rule 1Sc3-3 under the Securities Exchange Act of 1934.

B F Borgers CPA PC

Lakewood, Colorado
March 12, 2018

PERCIVAL FINANCIAL PARTNERS, LIMITED
EXEMPTION REPORT

To the best knowledge and belief of Percival Financial Partners, LTD.:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2017.

Signature

Chief Executive Office
Title

BF Borgers CPA PC
Certified Public Accountants

5400 W Cedar Ave
Lakewood, CO 80226
Telephone: 303.953.1454
Fax: 303.945.7991

March 12, 2018

To the Board of Directors of Percival Financial Partners, LTD.,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the Year Ended December 31, 2017, which were agreed to by Percival Financial Partners, LTD. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Percival Financial Partners, LTD.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Percival Financial Partners, LTD.'s management is responsible for the Percival Financial Partners, LTD.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2017, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences [if applicable].

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

B F Borgers CPA PC

BF Borgers CPA PC
Lakewood, CO

PERCIVAL FINANCIAL PARTNERS, LTD.

FINANCIAL

STATEMENTS

DECEMBER 31, 2017

WITH AUDIT REPORT OF
INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

The report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC DOCUMENT.